# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Digimarc Corporation, CIK 0002119322
CUSIP: 25382K100
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 8500 SW Creekside Place, Beaverton, Oregon (OR), 97008
Date of event which requires filing of this statement: 09/30/2026
Filed by CIK 0001665159
Persons authorized to receive notices and communications: Andris Upitis, Manager - Ocho, 1401 Lavaca St., PMB 40912, Austin, Texas (TX), 78701, (801) 924-4131

## Reporting persons
- Ocho Investments LLC (CIK 0001665159): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (18.5% of the class)
- Andris Upitis (CIK 0001665051): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (18.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Digimarc Corporation
Address of issuer's principal executive offices: 8500 SW Creekside Place, Beaverton, Oregon (OR), 97008

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Ocho Investments LLC acquired 3,675,000 shares of Common Stock (the "Shares") from the Issuer in a registered direct offering for an aggregate price of $14,847,000 using working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended by adding the following:

The purchase of the Shares reflects the Reporting Persons' continued belief in the potential value of the Issuer and recognition of the Issuer's need for additional capital.

The Reporting Persons will continue to engage in, communications with members of the Board of Directors (the "Board") and management of the Issuer regarding: (1) the composition of the Board, including the potential appointment of designees of the Reporting Persons to the Board and the resignation of certain legacy directors, (2) the Issuer's capital structure and potential financing alternatives, including the Reporting Persons proposing or participating in a financing transaction involving the Issuer, and (3) a range of other issues, including those relating to the business and strategy of the Issuer, corporate governance, management, operations, capital structure and allocation, financial and operational performance, mergers and acquisitions strategy, and executive compensation. The Reporting Persons may take such other steps in furtherance of such objective as they may deem appropriate, including, engaging in discussions with other stockholders, Board members, management, or other persons regarding the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference. The percentage ownership is based on 27,048,451 shares outstanding - the sum of (i) 22,548,451 shares represented in the purchase agreement for the Shares by the Issuer as being outstanding, and (ii) the 4,500,000 shares issued and sold by the Issuer in its registered direct offering closed September 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons participated in a registered direct offering of Common Stock by the Issuer. The Reporting Persons acquired 3,675,000 additional shares in connection with the offering. The Reporting Persons have not effected any other transactions in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information in Items 3, 4, and 5 of this filing is incorporated herein by reference.

The Purchase Agreement.

On September 29, 2026, Ocho entered into a Common Stock Purchase Agreement (the "Purchase Agreement") with Digimarc Corporation (the "Issuer"), pursuant to which Ocho purchased from the Issuer 3,675,000 shares of the Issuer's common stock, par value $0.001 per share (the "Common Stock"), at a purchase price of $4.04 per share, for an aggregate subscription amount of $14,847,000. The Purchase Agreement provides for customary representations, warranties and covenants, and is part of a series of concurrently executed common stock purchase agreements between the Issuer and other purchasers, each as an independent transaction, at the same price per share. Ocho is not responsible for the performance or non-performance of any other purchaser under the respective agreements.

Ocho has the right under the Purchase Agreement, but not the obligation, to participate in future offerings of equity, equity-linked instruments or securities convertible into or exercisable for common stock by the Issuer on a pro rata basis, based on Ocho's beneficial ownership percentage of the Issuer's common stock at the time of the offering. Ocho is entitled to the same price and terms offered to other investors if it elects to participate in such an offering. Ocho's pro rata rights terminate on the earlier of (i) September 30, 2029 or (ii) the date that the Issuer publicly discloses financial results for the two most recent quarters reflecting both (a) net income before interest expense and income tax expense greater than $0.00 and (b) net cash from operating activities greater than $0.00.

As set forth in the Purchase Agreement, Ocho and its affiliates are not acting as a group, within the meaning of Section 13(d)(3) of the Exchange Act, with any other person with respect to the Issuer, and Ocho is not a party to any agreement or arrangement, other than the Registration Rights Agreement (defined below), whether written or oral, with any other purchaser or shareholder of the Issuer regulating the management of the Issuer, shareholders' rights in the Issuer or the transfer of shares of the Issuer, including any voting agreement, shareholder agreement or similar agreement.

The foregoing description of the Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

The Registration Rights Agreement.

In connection with the Purchase Agreement, and on the same day, Ocho also entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer. Pursuant to the Registration Rights Agreement, the Issuer agreed to file, upon request by any of the purchasers of shares in the registered direct offering, a registration statement on Form S-3 (or, if Form S-3 is not then available, on such other appropriate form) with the SEC covering the resale of the shares of Common Stock by Ocho on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act").

The Registration Rights Agreement provides that if certain events occur, including the failure to file or obtain effectiveness of the registration statement within the applicable deadlines, or if the registration statement ceases to remain continuously effective for specified periods, the Issuer will be required to pay to Ocho, as partial liquidated damages, an amount in cash equal to 1.0% of the aggregate purchase price paid pursuant to the Purchase Agreement, both on the date of such event and on each monthly anniversary thereof until the event is cured, subject to an aggregate cap of 10.0% of such aggregate purchase price.

The Registration Rights Agreement contains customary mutual indemnification and contribution provisions with respect to any losses arising out of or based upon any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission of a material fact, contained in any registration statement or prospectus, subject to customary limitations. The Registration Rights Agreement terminates upon the date on which there are no Registrable Securities (as defined in the Registration Rights Agreement) outstanding, subject to the survival of the indemnification and miscellaneous provisions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Common Stock Purchase Agreement, dated September 29, 2026 by and between Ocho Investments LLC and Digimarc Corporation.
2. Registration Rights Agreement, dated September 29, 2026 by and between Digimarc Corporation and each of the several purchasers signatory thereto.

## Signatures
- Ocho Investments LLC: /s/ Andris Upitis, Andris Upitis, Manager (09/30/2026)
- Andris Upitis: /s/ Andris Upitis, Andris Upitis (09/30/2026)